Management's Discussion And Analysis Of Financial
		    Condition And Results Of Operations
			     December 31, 1996


Introduction

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation ("Corporation" or the "Company"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.

Earnings Overview

The Company's net income for 1996 increased 4.9 percent to $3.1 million from the $2.9 million earned in 1995. Between 1995 and 1994, net income increased
10.5 percent. In 1996, the Company's earnings per share increased to $1.21 compared to $1.16 in 1995 and $1.05 in 1994.

The Company continues to show strong key performance measurements in both return on average assets and return on average stockholders' equity. In 1996, the Company's return on average assets, which reflects utilization of assets,
was 1.51 percent compared to 1.46 percent in 1995.   Return on average
stockholders' equity, which measures return on stockholders' investment, was
14.46 percent in 1996 compared to 15.40 percent in 1995.

The $143 thousand increase in net earnings for 1996 was primarily attributable to higher net interest income, lower provision for possible loan losses and reduction in losses from the sale of investment securities. Also, the operation of the Baker County branch, acquired in December 1994, continues to contribute to the Company's growth in net earnings.


RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Company is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. This level of net interest income continues to impact the Company's earnings performance in a positive way. Net interest income for 1996 increased $147 thousand, or 1.5 percent, compared to 1995. The amount of net interest income is determined primarily by the volume of earning assets and the various rate spreads between these assets and their funding sources.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Company's net interest margin remained relatively stable at 5.27 percent for 1996 compared to 5.31 percent for 1995.
				      -40-

After a year of declining rates in 1995, the prime interest rate remained at its current level since February 1996. The prime interest rate changed once in 1996 compared to three times in 1995. The Company's base rate reached a low of 10.25 percent during the first part of 1996 and remained at that level throughout the year. This favorable level of loan rates provided the Company with significant interest income from prime-related loans during 1996.

A key factor influencing the Company's interest rate margins has been the Company's mix of earning assets and interest-bearing liabilities. Interest income from earning assets increased nearly $117 thousand in 1996 compared to 1995, while interest expenses decreased $30 thousand for the same period.
This $147 thousand increase in net interest income resulted primarily from the growth in the average investment portfolio. Another factor which had a positive effect on the Company's net interest income for 1996 was the decrease in interest expense which resulted from lower rates on savings and NOW account deposits compared to 1995. During 1995, the $550 thousand increase in net interest income resulted primarily from the purchase of Baker County Bank and rises in the prime-related loan rates.

Non-Interest Income

Non-interest income totaled $1.5 million for 1996, representing an increase of approximately $243 thousand, or 19 percent, from 1995. This increase in non-interest income was primarily attributable to a $133 thousand decline in losses on the sale of securities. Also, growth occurred in all of the traditional, bank-related fee categories. The largest components of non-interest income are service charges and fees on deposit accounts, and these increased 5.6 percent in 1996 when compared to 1995. In addition, income from security sales commissions rose over 57 percent in 1996. During December 1995, the Company moved nearly a third of its investment securities to the available-for-sale category and sold them for a loss of $133 thousand in order to reposition these funds in higher-yielding investment securities. During 1994, the Company sold some investment securities for a loss of $384 thousand that were purchased through acquisition and which did not meet the required specifications for the investment portfolio.

Non-Interest Expense

Non-interest expense totaled $6.6 million for 1996, an increase of 4.1 percent compared to 1995. Representing over one-half of the total non-interest expense, salaries and employee benefits increased 5.4 percent from 1995. This increase reflected primarily staff, merit, and promotional increases. The level of full-time equivalent employees increased by 3 to a total of 100, comparing December 31, 1996, to the prior year-end. The majority of the increase in salary and employee benefits in 1995 compared to 1994 was due to the operation of the Baker County branch.

Furniture and equipment expenses increased $101 thousand or nearly 31 percent in 1996 compared to 1995. This significant increase from the previous year resulted primarily from the higher depreciation and maintenance expenses associated with upgrading the Company's computer network system.

The other operating expense components of non-interest expense decreased $38 thousand or nearly 1.7 percent in 1996 compared to 1995. The primary causes for this decrease were the reductions of charitable contributions and amortization of the premium on purchased deposits. The majority of the increase in other operating expense in 1995 compared to 1994 was due to the operation of another branch office.

				      -41-

The Company continues to emphasize the importance of strong budgetary controls and is committed to maintaining a level of non-interest expenses that keeps it in line with business volume levels. Also, management will continue to monitor expenses closely with emphasis on seeking out more efficient and cost effective ways to operate.

FINANCIAL CONDITION

Earning Assets

The Company, primarily through its banking subsidiary Southwest Georgia Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Company manages its sources and uses of funds. During 1996, total average assets of $205 million increased $3.5 million, or
1.7 percent, compared to 1995.

The Company's earning assets, which include loans, investment securities, Federal Home Loan Bank deposits, and federal funds sold, averaged $190 million in 1996. This year's average earning assets represented a 2.3 percent increase from $186 million in 1995. The earning asset mix remained relatively stable during the year. For 1996, average earning assets were comprised of 60 percent loans, 38 percent investment securities, and 2 percent federal funds sold and Federal Home Loan Bank deposits. The ratio of earning assets to total assets increased during 1996 to 92.6 percent compared to 92.1 percent in 1995. A factor which influenced this increase in ratio in 1996 was a decrease in other real estate owned.

Loans

Loans are one of the Company's largest earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 1996, average net loans represented 60 percent of average earning assets and 55 percent of average total assets. Average total loans decreased $392 thousand, or less than one half of a percent, in 1996. Loan demand from the local service area has been relatively flat for the past several years. After the execution of a purchase option with Baker County Bank to acquire certain assets in December 1994, the Company increased its loan portfolio by approximately $5 million.
In 1996, the loan category of commercial, financial, and agricultural loans increased 4 percent from its December 31, 1995, level. Also, real estate loans decreased 2.3 percent, while consumer loans increased 5.7 percent from the level of the previous year.

As a result of the lack of loan growth, the ratio of total loans to total deposits at year-end remained stable at 67.2 percent in 1996 from 67.1 percent in 1995. The mix of the loan portfolio for the 1996 year-end consisted of
34.4 percent of loans secured by 1-4 family residences, 2.3 percent of loans secured by multifamily residences, 5.1 percent of loans secured by farmland, and 31.5 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 16.1 percent of loans for other commercial, industrial, and agricultural purposes and 10.6 percent of loans to individuals for household, family, and other personal expenditures.
				      -42-
Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $2.0 million, or 1.73 percent of total loans outstanding, at December 31, 1996. This level represented a $131 thousand decrease from the corresponding 1995 year-end amount, which was 1.84 percent of total loans outstanding. The provision for loan losses was $180 thousand in 1996, a decrease from the prior year's provision by $80 thousand. This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio.

The Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as of January 1, 1995.

This new accounting standard requires that a loan which meets the definition of impairment be measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, either at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The Company's management has not changed the lending practices and philosophy which have provided them with an exceptionally low charge-off record over the past several years. Also, management has an extensive loan review program in place which provides for the regular examination and evaluation of the risk elements within the loan portfolio. The adequacy of the allowance for loan losses is regularly evaluated based on the review of all significant loans, with particular emphasis on non-accruing, past due, and other loans that management has identified as potential problems.

Non-Performing Assets

Non-performing assets are defined as being all non-accrual and renegotiated loans and other real estate acquired by foreclosure and held for sale. The level of non-performing assets decreased $475 thousand comparing year-end 1996 to year-end 1995. Primarily, this decrease resulted from the sale of other real estate owned. Non-performing assets were approximately $2.3 million, or
2.0 percent of total loans and other real estate, as of December 31, 1996, compared to $2.8 million, or 2.4 percent of total loans and other real estate, at year-end 1995.

Investment Securities and Federal Funds Sold

The Company's investment securities consist primarily of U.S. Government and U.S. Government agency securities. The investment portfolio serves several important functions for the Company, and investment decisions are designed to complement loan demand and satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability.

In November 1995, the Financial Accounting Standards Board ("FASB") released a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities--Questions and Answers." This FASB guide provided financial institutions with a one-time, no-questions-asked opportunity to reclassify securities among the Trading, Available-for-Sale, and Held-to-Maturity accounts without calling into question the integrity of the classifications. The Company reclassified $21 million of investment securities from the Held-to-Maturity account to the
				      -43-
Available-for-Sale account.   Also, the Company took the opportunity to sell
these Available-for-Sale account securities in order to reposition the investment portfolio at a higher yield. The Company's investment portfolio provides adequate liquidity by maintaining a portfolio with staggered maturities ranging from one to five years.

The investment portfolio increased from $71.3 million to $75.5 million comparing year-end 1996 to 1995, an increase of $4.2 million, or 5.8 percent. The average investment portfolio increased 10 percent from $65.7 million to $72.3 million.

During 1996, average investment securities accounted for 38 percent of the average earning assets and 35 percent of the average total assets. At December 31, 1996, the investment securities had a market value of $76.0 million and a carrying value of $75.5 million. The Company will continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, and efforts to maximize the balance sheet capacity.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 2.5 percent of the average earning assets for 1996 compared to
3.6 percent in 1995. These short-term money market investments were used by the Company as liquid investment vehicles for short-term funds.

Deposits and Other Interest-Bearing Liabilities

The Company's 1996 level of average deposits grew slightly from the previous year. Average deposits, the primary source of the Company's funds, increased $1.2 million during 1996 compared to 1995. The Company's deposit base mix and sources of deposit growth have been significantly influenced by deregulation of interest rates and increased competition in the financial services industry. The Company's average core deposits remained relatively stable at approximately 85 percent of average total deposits when compared to the previous year. Core deposits are defined as total deposits less public funds
and time deposits of $100 thousand or more.   This strong base of core
deposits, which has a lower cost than purchased funds, provides funds for lending and investment activities. The average total deposits of $170.4
million increased slightly from the 1995 level of $169.2 million.   The
majority of the average deposit growth occurred in average money market deposit accounts and average time deposits partially offset by decreases in average NOW account deposits. During 1996, the Company's deposit mix changed by shifting out of NOW account deposits. This deposit mix change was primarily influenced by the higher rates being paid on certificates of deposit as compared to other interest-bearing deposits. At December 31, 1996, the Company had a total of $19.4 million in certificates of deposit with a value of $100 thousand or more each. This was a 9.9 percent increase from the $17.7 million total in 1995.

The Company maintains a large base of customer funds as securities sold under agreements to repurchase, although the 1996 average of $2.0 million of such funds, represented a decrease of $163 thousand when compared to 1995. Also, the Company continues to borrow $1.5 million from the Federal Home Loan Bank to support its community investment program lending.

Long-term debt remained stable at $8 million comparing December 31, 1996, to year-end 1995. This source of funds from the Federal Home Loan Bank provides funding for the Company to support its residential mortgage lending.
				      -44-
Interest Rate Sensitivity

Net interest income, the Company's primary source of earnings, can fluctuate with significant interest rate movements. To lessen the impact of these movements, interest rate sensitivity management seeks to maximize net interest income while remaining within prudent ranges of risk. The Company attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Company's interest rate risk management is carried out by the

Asset/Liability Management Committee which operates under policies and guidelines established by management. The Company maintains an investment portfolio which staggers maturities and provides some flexibility over time in managing exposure to changes in interest rates. These imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

The Company uses a number of tools to measure interest rate risk. One of the indicators for the Company's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." The table below presents the Company's interest rate sensitivity gap at December 31, 1996.
The information in the table is presented at a static point in time. The analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 1996, the Company's six months cumulative rate-sensitive assets represented 111.0 percent of the cumulative rate-sensitive liabilities. At this period, the cumulative gap was $7.7 million asset-sensitive in 1996 compared to $6.5 million liability-sensitive in 1995. This change in the cumulative gap illustrates the Company's ability to manage its exposure to interest rate risk. In a flat rate environment, the Company has become more asset-sensitive at six months. This position will be profitable to the Company by repricing assets more often than liabilities when interest rates increase. During the past few years, the Company's exposure to interest rate risk declined as a result of the Company acquiring long-term funds from the Federal Home Loan Bank for a fixed rate of interest to support real estate mortgage lending. However, since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. The Company's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.

 Interest Rate Sensitivity Analysis

					  December 31, 1996
			  Due In      Due In     Due In      Due In      Due
			   0-30       31-90      91-180     181-365      Over
			   Days        Days       Days        Days      One Year      Total
						 (Thousands Of Dollars)
Earning assets:
  Loans                  $ 41,671   $  7,692   $  8,025    $  6,173    $  50,639   $ 114,200
  Investment
    securities              3,003      3,331      4,966       7,498       56,682      75,480
  Federal funds sold
    and Federal
    Home Loan Bank          3,242         -          -           -            -        3,242

     Total earning
       assets              47,916     11,023     12,991      13,671      107,321     192,922

Supporting sources
  of funds:
  Savings and time
    deposits               18,460     13,215     18,444      24,210       64,874     139,203
  Money market
    accounts               11,643         -          -           -            -       11,643
  Short-term
    borrowings                630        150      2,260         637           -        3,677
  Long-term debt               -          -          -           -         8,000       8,000

     Total interest-
       bearing
       liabilities         30,733     13,365     20,704      24,847       72,874     162,523

Non-rate related
  sources                      -          -          -           -        30,399      30,399

     Total supporting
       sources of
       funds               30,733     13,365     20,704      24,847      103,273   $ 192,922

Interest rate
    sensitivity gap      $ 17,183   $( 2,342)  $( 7,713)   $(11,176)   $   4,048

Cumulative interest
  rate sensitivity
  gap                    $ 17,183   $ 14,841   $  7,128    $( 4,048)   $     -

Cumulative
  sensitivity
  ratio                   155.91%    133.65%    111.00%       95.48%      100.00%

Interest Rate Sensitivity Analysis

					  December 31, 1995
			  Due In      Due In     Due In      Due In      Due
			   0-30       31-90      91-180      181-365     Over
			   Days        Days       Days        Days      One Year
					(Thousands Of Dollars)
Interest rate
  sensitivity gap        $ 12,019   $( 8,080) $( 10,458)   $  1,417    $   5,102

Cumulative interest
  rate sensitivity gap   $ 12,019   $  3,939  $(  6,519)   $( 5,102)   $      -

Cumulative sensitivity
  ratio                   139.43%    109.09%     89.69%      93.89%      100.00%


Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Company's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings. Many factors affect the ability to accomplish these liquidity objectives successfully including the economic environment, the Company's asset/liability mix, and the Company's overall reputation and credit standing in the marketplace.

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 1996, operating activities generated cash flow of $3.8 million, while financing activities used $1.2 million. Investing activities consumed $2.9 million of this, resulting in a net decrease in cash and cash equivalents of $0.3 million. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that were not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt.

Liability liquidity represents the Company's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn. The Company's deposit mix includes a significant amount of core deposits which are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 85.6 percent of total deposits at December 31, 1996, compared to 83.6 percent in 1995.
				      -47-
Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Company's investment securities maturing within one year or less amounted to $17.5 million at December 31, 1996, which represented
23.2 percent of the investment securities portfolio.

The Company's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Company continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of
10.4 percent in 1996 and 9.5 percent in 1995.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital). At year-end 1996, the Company was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 20.49 percent, a tier one risk-based capital ratio of 19.23 percent, and a leverage ratio of 10.97 percent.

The following table presents the risk-based capital and leverage ratios for year-end 1996 and 1995 in comparison to the minimum regulatory guidelines:



							 Minimum
    Risk-Based          December 31,    December 31,    Regulatory
  Capital Ratios            1996            1995        Guidelines

Tier One Risk-Based        19.23%          16.93%         4.00%
Total Risk-Based           20.49%          18.19%         8.00%
Leverage                   10.97%           9.64%         3.00%

On August 30, 1996, the Company listed its common stock with the American Stock Exchange. Prior to this listing, the Company had no established public trading market to sell its common stock. The company's common stock opened its trading at $15 1/2 per share. As set forth in the table below, the Company's stock traded as high as $18 3/4, and the closing price at year-end was $18 per share.
				      -48-

Common Stock Market Prices
					1996
For the Quarter            Fourth      Third*      Second      First
High. . . . . . . . . .  $ 18 3/4    $ 18           $  -        $  -
Low . . . . . . . . . .    17 7/8      15 1/2          -           -

*The common stock of the Company was listed for the first time in the third quarter with the American Stock Exchange on August 30, 1996.

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 1996, there were 576 holders of record of the Company's common stock. The semi-annual cash dividends paid on the Company's common stock were $.32 and $.30 per share during 1996, and 1995, respectively. The Company has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Company's dividend paid was $818.1 thousand in 1996 and $762.0 thousand in 1995. In addition, during the third quarter, the Company issued a two-for-one stock split effected in the form of a stock dividend. The Company intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Company's Board of Directors in light of the earnings, capital requirements and financial condition of the Company, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the Parent Company is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. The Southwest Georgia Bank has paid annual cash dividends on common stock for the past sixty-nine consecutive years.

The Company's management is not aware of any current recommendation by the regulatory authorities which if they were to be implemented would have a material effect on the Company's capital resources.